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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 9)
                            ------------------------

                             THE PRESLEY COMPANIES
                       (NAME OF SUBJECT COMPANY [ISSUER])
                            ------------------------

                                  WILLIAM LYON

                                      AND
                                WILLIAM H. LYON
                                   (BIDDERS)
                            ------------------------

                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  741030-10-0

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                  WILLIAM LYON

                                WILLIAM H. LYON
                          C/O WILLIAM LYON HOMES, INC.
                                4490 VON KARMAN
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 833-3600
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                    COPY TO:

                             DAVID A. KRINSKY, ESQ.
                             O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                      NEWPORT BEACH, CALIFORNIA 92660-6429
                                 (949) 823-7902

                           CALCULATION OF FILING FEE

============================================================================================
                 TRANSACTION                                     AMOUNT OF
                 VALUATION*                                    FILING FEE**
--------------------------------------------------------------------------------------------
                $6,994,608.76                                    $1,399.00
============================================================================================

* Estimated for purpose of calculating the filing fee only. This amount assumes the purchase of 10,678,792 shares of Series A Common Stock, par value $0.01 per share, of The Presley Companies, a Delaware corporation, at a price of $0.655 per share in accordance with the terms of the tender offer described herein.

** The fee, calculated in accordance with Rule 0-11(d) of the Securities
   Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount previously paid:                         Filing party:
                              -------------------                 -------------------
   Form or registration no.:                       Date filed:
                              -------------------                 -------------------

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

                                 SCHEDULE 14D-1

   CUSIP NO. 741030-10-0                                  PAGE 2 OF 7 PAGES

---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON
           WILLIAM LYON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           (ENTITIES ONLY)
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS* PF, AF, OO
---------------------------------------------------------------------------
  5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) OR 2(f) [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF
           AMERICA
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,189,589 SHARES
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES* [X]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 11.7%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON* IN
---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 14D-1

   CUSIP NO. 741030-10-0                                  PAGE 3 OF 7 PAGES

---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON
           WILLIAM H. LYON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           (ENTITIES ONLY)
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS* PF, AF, OO
---------------------------------------------------------------------------
  5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) OR 2(f) [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF
           AMERICA
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 SHARES
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES* [X]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON* IN
---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

     This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by William Lyon and William H. Lyon (collectively, the "Purchasers") to purchase up to 10,678,792 shares (subject to adjustment) of outstanding Series A Common Stock, $0.01 par value per share (the "Series A Shares"), of The Presley Companies, a Delaware corporation (the "Company"), at a price of $0.655 per share, net to the tendering stockholder in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.

     This Statement also constitutes an amendment to William Lyon's Statement on
Schedule 13D with respect to the beneficial ownership of Series A Shares of the Company.

     The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-1. Capitalized terms not defined herein have the meanings assigned thereto in the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is The Presley Companies, a Delaware corporation. The address of its principal executive offices is 19 Corporate Plaza, Newport Beach, California 92660.

     (b) The information set forth in the "Introduction" and Section 1 ("Terms of the Offer; Expiration Date; Amendment; Termination") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Series A Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is filed on behalf of William Lyon and William
H. Lyon for purposes of Schedule 14D-1 and Schedule 13D. The information set forth in the "Introduction" and Section 8 ("Certain Information Concerning the Purchasers") of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither of the Purchasers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction," Section 8 ("Certain Information Concerning the Purchasers"), Section 9 ("Source of Funds"), Section 10 ("Background of the Offer; The Purchase Agreement") and
Section 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e) The information set forth in the "Introduction," Section 10 ("Background of the Offer; The Purchase Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Series A Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Section 8 ("Certain Information Concerning the Purchasers") of the Offer to Purchase is incorporated herein by reference. The Purchasers disclaim beneficial ownership of the

                                Page 4 of 7 Pages

Series A Shares into which the Series B Shares (as defined in the Offer to Purchase) which may be purchased by the Purchasers under the Series B Stock Purchase Agreements (as defined in the Offer to Purchase) are convertible until such time as the conditions set forth in the Series B Stock Purchase Agreements have been satisfied and the closing of the transactions contemplated thereunder have occurred.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction," Section 9 ("Sources of Funds"), Section 10 ("Background of the Offer; The Purchase Agreement"), Section 11 ("Purpose of the Offer; Plans for the Company"), and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the "Introduction," Section 8 ("Certain Information Concerning the Purchasers"), Section 9 ("Sources of Funds"), Section 10 ("Background of the Offer; The Purchase Agreement"), Section 11 ("Purpose of the Offer; Plans for the Company") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

     (b)-(d) The information set forth under Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (e) To the knowledge of the Purchasers, there are no pending legal proceedings relating to the tender offer to which this Schedule 14D-1 relates.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

(a)(1)  Offer to Purchase dated October 7, 1999.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
(a)(6)  Guidelines for Taxpayer Certification Number on Substitute
        Form W-9.
(a)(7)  Summary Advertisement dated October 7, 1999.
(b)     None.
(c)(1)  Purchase Agreement and Escrow Instructions, dated as of
        October 7, 1999, by and among WLHI, the Purchasers, the Company and Presley Homes.
(c)(2)  Stock Purchase and Sale Agreements, dated as of July 6,
        1999, between WLHI and each of the Series B Stockholders.
(c)(3)  Nonqualified Stock Option Agreement, dated as of May 20,
        1994, between the Company and William Lyon.
(c)(4) Confidentiality Agreement, dated as of November 17, 1998, between the Company and WLHI.
(d)     None.
(e)     Not applicable.
(f)     Not applicable.
99.1    Joint Filing Agreement of William Lyon and William H. Lyon.

                                Page 5 of 7 Pages

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          /s/ WILLIAM LYON

                                          --------------------------------------
                                          William Lyon

                                          /s/ WILLIAM H. LYON

                                          --------------------------------------
                                          William H. Lyon

Dated: October 7, 1999

                                Page 6 of 7 Pages

                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION
------    ------------------------------------------------------------
(a)(1)    Offer to Purchase dated October 7, 1999.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.
(a)(6)    Guidelines for Taxpayer Certification Number on Substitute
          Form W-9.
(a)(7)    Summary Advertisement dated October 7, 1999.
(b)       None.
(c)(1)    Purchase Agreement and Escrow Instructions, dated as of
          October 7, 1999, by and among WLHI, the Purchasers, the
          Company and Presley Homes.
(c)(2)    Stock Purchase and Sale Agreements, dated as of July 6,
          1999, between WLHI and each of the Series B Stockholders.
(c)(3)    Nonqualified Stock Option Agreement, dated as of May 20,
          1994, between the Company and William Lyon.
(c)(4)    Confidentiality Agreement, dated as of November 17, 1998,
          between the Company and WLHI.
(d)       None.
(e)       Not applicable.
(f)       Not applicable.
99.1      Joint Filing Agreement of William Lyon and William H. Lyon.

                                Page 7 of 7 Pages